Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.


TELUS logo                                   Clearnet Communications Inc. logo


October 20, 2000


           TELUS and Clearnet create Canada's largest wireless company
                   TELUS acquires Clearnet shares as scheduled


Burnaby, British Columbia, and Scarborough, Ontario - TELUS Corporation (TSE: T, T.A; NYSE: TU) and Clearnet Communications Inc. (TSE: NET.A; NASDAQ: CLNT) today jointly announce that all of the conditions of the TELUS Offers to Purchase have been satisfied and TELUS will take-up and pay for the Clearnet shares that have been deposited in accordance with the terms of the Offers.

The TELUS Offers resulted in an overall tender of 98.5 per cent of Clearnet's shares, consisting of 97.9 per cent of the Class A shares, 99.97 per cent of the Class B shares, and 100 per cent of the Class C and D shares. Based on the cash and share elections made, the overall proration factor applied to cash elections is approximately 69.9 per cent. This factor will be applied to the cash portion of all cash, or cash and share combination elections, of tendering Clearnet shareholders. For tendered Clearnet shares that are in good order, cheques and TELUS Non-Voting share certificates will be mailed first class next week.

"The completion of the Clearnet acquisition since our announcement of our intent speaks volumes about the speed and focus with which TELUS will be operating as we move forward with our growth strategy," said Darren Entwistle, President and Chief Executive Officer. "In the 60 short days since announcement, we met every one of our commitments. We successfully marketed the deal, secured four investment grade debt ratings, raised $6.25 billion in bank syndicated financing, listed our Non-Voting shares on the New York Stock Exchange and met the conditions of the Offers."

The new TELUS Mobility will be led by Clearnet President and CEO George Cope. The structure and senior management team for the new company is to be identified by early November.

"With the unmatched human, technological and financial resources resulting from the unification of our two companies, the new TELUS Mobility is well-positioned to lead the high-growth Canadian wireless industry," said Cope. "Our first priority is to take advantage of the synergies and strengths generated by the two companies becoming one, while ensuring our clients continue to receive the highest levels of service. Our integration team will work to quickly merge our operations so we can enhance our services to new and existing clients across Canada."

The new TELUS Mobility will have more than two million customers, more than 4,000 employees, a license to provide coverage to 31 million potential customers and existing digital network coverage for more than 21 million potential customers from coast to coast. The combined company will become Canada's largest wireless company in terms of annual revenues, customer growth and wireless spectrum position.

 "I welcome Clearnet shareholders to the most exciting telecommunications growth company - and now the leading national wireless player - in Canada," added Entwistle. "TELUS is now turning its attention to enhancing the high-speed Internet and data capabilities we can offer to meet the demand for national data and wireless services."

At the expiry of the Offers, approximately 43,548,000 Class A Non-Voting Shares, approximately 321,236,000 Class B Shares, 6,092,591 Class C Subordinate Voting Shares and 7,790,741 Class D Subordinate Voting Shares of Clearnet were deposited under the TELUS Offers to Purchase all of the outstanding shares of Clearnet, dated September 20, 2000.

TELUS anticipates acquiring within 35 to 50 days the balance of the Clearnet shares not tendered, through the compulsory acquisition procedures of the Canada Business Corporations Act, thereby completing TELUS's 100% acquisition of Clearnet.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company reported $5.9 billion in revenues in 1999 and is the premier service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless service provider Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

Clearnet Communications Inc. is a leading Canadian wireless communications company that operates two state-of-the-art digital wireless networks, Clearnet PCS and Mike. Clearnet serves more than 700,000 clients across Canada.

                                      -30-

For more information:

TELUS                                       CLEARNET

Investor Relations:                         Investor Relations:
John Wheeler                                Robert Mitchell
(780) 493-7310                              (416) 279-3219
ir@telus.com                                investorrelations@clearnet.com

Media Inquiries:                            Media Inquiries:
Doug Strachan                               Mark Langton
(604) 432-2663                              (416) 684-3454
doug.strachan@telus.com                     mlangton@clearnet.com


Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: the likelihood of completion of the acquisition of 100% of Clearnet; general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS and Clearnet disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information.

Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS at the SEC's Web site at www.sec.gov and the SEDAR Web site at www.sedar.com. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB T5J 0N5.